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James B. Parsons*                                                                                                         www.parsonslaw.biz                                                                                              *Also admitted in Oregon and

jparsons@parsonslaw.biz                                                                                                                                                                                                                           the Northern Mariana Islands

VIA OVERNIGHT MAIL AND FILED ON EDGAR CORRESPONDENCE

February 1, 2006

Ms. Goldie B. Walker

Mr. John D. Reynolds

United States Securities and Exchange Commission

Division of Corporation Finances

Mail Stop 3561

Washington, D.C. 20549

Re: Deltron, Inc.

Response to Letter dated January 20, 2006

Registration No. 333-130197

Dear Ms. Walker and Mr. Reynolds:

I have been requested to respond to your letter of January 20, 2006, which contains comments regarding the filing of Deltron, Inc. ("Deltron"). In response to the comments made in the above-referenced letter, the Company has requested I respond as follows:

General

1.  We re-submit our position regarding whether Deltron should be considered a blank-check company and comply with Rule 419 of Regulation C. Once again, under Rule 419, a company is considered blank-check if it does not have a business plan or stated business purpose. Deltron has a business plan which is specific and which, while not identifying a particular piece of property, has identified targeted areas of potential real estate acquisition. The fact that it has no revenues now nor will have in the very near future should not cause it to be classified as a blank-check company. I have dealt with previous filings involving similar companies and which have cleared comments, even though they are development stage in their respective operations. If needed, I can provide examples of companies that have cleared comments and that involve real estate as part of their operations, but have not identified specific parcels prior to their respective offerings.

In addition, I annually attend the SEC Small Business Forum in Washington, D.C. In September 2003, Mr. Reynolds spoke at that Forum, and was questioned regarding the SEC's position on the application of Rule 419 to companies without revenue and without a completely developed business plan. He stated that the SEC's position regarding the application of Rule 419 to filings, particularly in the SB-2 area, has not changed, and that the SEC was not enforcing Rule 419 against a company that had not completely developed its business plans. He did indicate that the SEC was attempting to assist companies in more fully defining and narrowing the focus of their respective business plans, but not to apply Rule 419 to those companies. Deltron does not qualify as a Rule 419 blank-check company, and intends to continue to develop its business plan by viewing specific properties and ultimately identifying those properties. However until it determines the total amount it has raised through this offering, it is impossible to identify a specific parcel of property.

Unless otherwise noted, the Company has produced the information contained in this letter. Please contact this office with any further comments or questions. I would appreciate if you found send any further responses directly to me electronically or via facsimile, so I may assist Deltron in a prompt response. If the SEC has no further comments, we expect to file a request for acceleration of the effective date.

Thank you for your courtesies.

Very truly yours,

PARSONS LAW FIRM

/s/ James B. Parsons

James B. Parsons

cc: Client